UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 6, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk announces agreement with the U.S. Administration to bring GLP-1s to more Americans at a lower cost

     •     Obesity medicines coverage in U.S. Medicare Part D via a pilot programme, starting during 2026

     •     Introduction of lower prices for Novo Nordisk’s semaglutide medicines in U.S. Medicare Part D and Medicaid and in direct-to-patients cash channel

     •     Novo Nordisk currently expects an estimated negative low single-digit impact on global sales growth in 2026

Bagsværd, Denmark, 6 November 2025 – Today it was announced that Novo Nordisk has agreed with the U.S. Administration to lower drug prices beginning in 2026 and expand patient access and affordability for semaglutide medicines, including Wegovy® and Ozempic®, in U.S. Medicare Part D and Medicaid and in direct-to-patient cash channel. Medicare Part D coverage for anti-obesity medicines will be enabled through a pilot program designed to cover a majority of Part D beneficiaries. In addition, Novo Nordisk is expected to receive a three-year tariff exemption.

“Novo Nordisk has always worked to secure affordable access to our innovative medicines, and today’s announcement will bring semaglutide medicines to more American patients at a lower cost” said Mike Doustdar, president and CEO of Novo Nordisk. “Importantly, this also expands obesity medication access in Medicare, which will allow people living with obesity to access authentic Wegovy®”.

Novo Nordisk currently expects an estimated direct, negative low single-digit impact on global sales growth in 2026. Implementation is expected to begin in 2026.

The forward-looking statements section on page 28 in the financial report for the first nine months of 2025 (Company Announcement No 31/2025) also apply to this company announcement. Novo Nordisk is expected to provide the financial outlook for 2026 in connection with the announcement of the full-year 2025 results on 4 February 2026.

Following today’s announcement, Novo Nordisk and the U.S. Administration will finalise the details of the agreement.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Contacts for further information

Media:

Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:

Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Christoffer Sho Togo Tullin
+45 3077 6414	+45 3079 1471
mxun@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Frederik Taylor Pitter
+45 3444 2613	+1 609 613 0568
axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 32 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 6, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer